UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519 and 333-281916) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284, 333-256571 and 333-282196) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 30, 2024, the Company announced it has submitted a supplemental Biologics License Application to the U.S. Food & Drug Administration for TransCon hGH (marketed as SKYTROFA® (lonapegsomatropin-tcgd) in the U.S. for pediatric growth hormone deficiency) for the treatment of adults with growth hormone deficiency (“GHD”).

The submission is based on results from foresiGHt, a Phase 3 randomized, parallel-arm, placebo-controlled (double-blind) and active-controlled (open-label) trial that compared the efficacy and safety of weekly TransCon hGH with weekly placebo and daily hGH in adults with GHD. The trial evaluated 259 adults with GHD aged 23 to 80 years old, randomized 1:1:1, titrated to receive a target fixed dose of TransCon hGH, placebo, or daily hGH based on age and oral estrogen intake with approximately equivalent hGH mg/week for TransCon hGH and daily hGH. TransCon hGH demonstrated superiority on its primary efficacy and key secondary efficacy endpoints at Week 38, with TransCon hGH-treated patients showing a statistically significant reduction from baseline in trunk fat and increase in total body lean mass at Week 38 compared to placebo.

TransCon hGH was generally safe and well tolerated, with no discontinuations related to study drug and with comparable safety and tolerability to daily hGH.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: September 30, 2024	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer